UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013
Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated April 30, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Matt Bell
Matt Bell
President and Chief Executive Officer

Dated: April 30, 2013

BluePhoenix Adds Rinaldo from Expedia, Boosts Board and Executive Team

Seattle, WA – BluePhoenix (www.bphx.com) (NASDAQ: BPHX), the legacy application lifecycle company, announced the appointment of Rick Rinaldo to the position of Chief Financial Officer and Carla Corkern to the company’s Board of Directors.

Mr. Rinaldo brings 25 years of financial expertise to the growing leadership team at BluePhoenix Solutions.  “I’m excited to have the opportunity to lead BluePhoenix’s finance and control functions.  The company brings a great value proposition and is unique in its space.  I look forward to partnering with the rest of the executive team to focus on growth and delivering shareholder value,” says Mr. Rinaldo.

Most recently, Mr. Rinaldo worked for Expedia.com running the Treasury operations group which included worldwide responsibilities for cash management, investments and insurance.  Prior to Expedia, Mr. Rinaldo had 15 years of financial experience that included roles such as CFO and Controller and was the financial lead for the turn-around of several companies.  “We are excited to have someone of Rick’s pedigree to lead our finance team.  Rick will help BluePhoenix grow responsibly and continue to build on our improving future.” said Matt Bell, President and CEO.

Ms. Corkern has served as Chief Executive Officer and Chairman of the Board of Talyst, Inc. since 2008. Prior to her role as CEO she served as President of Extended Care at Talyst, Inc.  Ms. Corkern was also President and founder of Isogen International, until its sale to DataChannel Inc.  She brings over 20 years of experience in high-tech and supply chain management, and has helped build a number of highly-successful technology companies.  Most recently, Ms. Corkern was named one of the 100 Top Women is Seattle Tech.

“We are thrilled about what Carla brings to our board of directors,” says Bell.  “Her operational expertise, especially from the growth company perspective, will be valuable to our company.”

Contact:

Rick Oppedisano, VP Product Management and Marketing

ricko@bphx.com

@bluephoenixmod

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy application lifecycle solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services for automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to minimize risk and provide a clear path from legacy platforms like COBOL, Natural/Adabas and others to modern solutions like SQL, DB2, Java and more.  BluePhoenix customers come from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail.  BluePhoenix has 6 offices in the USA, UK, Italy, Romania, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects," “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.